December 4, 2018

Christopher Cashion
Chief Financial Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

       Re: Superior Drilling Products, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2017
           Filed March 23, 2018
           File No. 001-36453

Dear Mr. Cashion:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements
Note 7   Related Party Note Receivable, page 48

1.     We note that your CEO and COO-director personally guarantee the Tronco
Energy
       Corporation loan, and had made payments as guarantors due to its insolvency and to avoid default, prior to using $8.3 million of the 2014 offering proceeds to buy-out their creditors and transfer ownership of the loan to Superior Drilling Products Inc.

       Given the personal financial relief provided to your CEO and COO-director through this arrangement, considering their controlling interests over Tronco Energy Corporation and their personal responsibility for repayment of the loan as guarantors, tell us why you believe the extension and maintenance of this credit arrangement is not prohibited by
       Section 13(k) of the Exchange Act, if this is your view.
 Christopher Cashion
FirstName LastNameChristopher Cashion
Superior Drilling Products, Inc.
Comapany4, 2018
December NameSuperior Drilling Products, Inc.
December 4, 2018 Page 2
Page 2
FirstName LastName
2. We note that you have reported interest earned on the Tronco Energy Corporation loan of
         $1,105,879 over the last four years, and although there have been no cash receipts of interest or principal since acquiring the loan, you have nevertheless considered interest received by reducing a note payable to your CEO and COO-director, which you established in connection with the 2014 offering, and have considered a portion of the principal received by booking additional compensation for your CEO and COO-director, as with the $587,500 restricted stock award in 2017.

         We also note there have been no cash receipts in connection with sales of assets that secured the loan, as with the sale of Tronco Energy Corporation assets for $550,000 in
         2017, which your CEO and COO-director retained as a bonus. You previously reported that all of the Tronco Energy Corporation assets that secured the loan were valued at $3.9 million, and indicated that you had rights to various other collateral, as listed in the loan agreement, including certain Deeds of Trust for oil and gas leases and other mineral interests in Utah, oil and gas interests in Ohio, real property in Roper's Industrial Park and
         Brooklane Subdivision in Utah, and a Reserve Account.

         Given the foregoing, considering also the various changes to the terms for repayment, including a reduction to the interest rate, suspension of monthly payments, and the extension of maturity dates, tell us how you are able to support the secured status of the loan, aside from any ownership interests of your CEO and COO-director.

         Please describe any efforts you have undertaken to foreclose upon or liquidate assets in order to recover the principal and interest due under the original loan agreement. Submit a schedule of the specific assets listed above, differentiating between assets that became part of the consolidated group in connection with your reorganization, and assets that have secured the loan subsequently, and identify any additional assets that secure the loan but which are not listed above. For all of the assets which have secured the loan since acquisition, indicate the current status and valuation, any changes in valuation since acquiring the loan, and the dates and terms under which any dispositions have occurred, including the identity of any counterparties and descriptions of any relationships with them or between them and your officers, directors and affiliates. Also indicate the extent of any direct and indirect interests held by your CEO and COO-director that are independent of your interests in assets that secure the loan.
3. With regard to the changes made to the terms for repayment of the Tronco Energy
         Corporation loan, tell us why you have not accounted for concessions in accordance with the requirements for impaired loans and troubled debt restructurings in FASB ASC 310-
         40-35-8 and 12; FASB ASC 310-40-15-5 and 9(c); and FASB ASC
310-10-35-25, which
         generally require an impaired loan to be reported at its present value, based on the original contractual rate. We note that prior to your modifications, the loan accrued interest at
         11%, although with a 16% effective rate, had a maturity date of June 30, 2014, required monthly payments of principal and interest, and had three options to extend, each for six
 Christopher Cashion
Superior Drilling Products, Inc.
December 4, 2018
Page 3
         months, in exchange for payments of 1.5%, 2.0% and 2.5% of the outstanding principal balance at the time of election, also stipulating an interest rate of 23% for any balance remaining unpaid after December 31, 2015.

         Submit the analyses that you performed, relative to the aforementioned guidance and in connection with each of the following modifications.

             On June 29, 2014, you extended the maturity date to July 31, 2014, though during this interval you decreased the interest rate from 11% to the prime rate of JPMorgan Chase
             Bank plus 0.25% (3.5% as of December 31, 2014) and extended the maturity date for one-and-a-half years, to December 31, 2015, with a single interest payment due in the interim at the end of 2014.

             On November 10, 2015, you extended the maturity date an additional two years, to
             December 31, 2017, three-and-a-half years beyond the original maturity date, with interest payments due at the end of 2015 and 2016.

             On August 8, 2017, you extended the maturity date an additional five years, to
             December 31, 2022, eight-and-a-half years beyond the original maturity date, with interest payments due at the end of 2017, 2018, 2019, 2020 and 2021.

         Finally, since your CEO and COO-director personally guarantee the loan, including all principal and interest that would be payable under the original terms when it was acquired, explain your rationale for the modifications and the manner by which you would characterize the value of the interest payments relinquished via the modifications. Tell us why you are not seeking such amounts under the personal guarantees. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameChristopher Cashion                          Sincerely,
Comapany NameSuperior Drilling Products, Inc.
                                                               Division of
Corporation Finance
December 4, 2018 Page 3                                        Office of
Natural Resources
FirstName LastName